16001983

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016
DIVISION OF TRADING & MARKETS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68917

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M2O Private Fund Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Water Street Suite 200
(No. and Street)

White Plains (City) NY (State) 10601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donal J. Orr 914-368-9795
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper
(Name – *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Donal J. Orr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M2O Private Fund Advisors LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RONALD S. THOMPSON
Notary Public, State of New York
Qualified in Bronx County
No. 01TH6273449
My Commission Expires 12-10-2016

Notary Public

Signature

Partner

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M2O PRIVATE FUND ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

M_2O PRIVATE FUND ADVISORS LLC

Contents

	Page
Report of Independent Registered Public Accounting Firm	
Financial Statement	
Statement of financial condition as of December 31, 2015	3
Notes to financial statement	4

M_2O PRIVATE FUND ADVISORS LLC

Statement of Financial Condition
December 31, 2015

ASSETS	
Cash	$ 1,303,406
Accounts receivable	4,420,359
Fixed assets, at cost (less accumulated depreciation of $19,644)	36,364
Prepaid expenses	17,935
Other assets	10,613
	$ 5,788,677
LIABILITIES AND MEMBERS' EQUITY	
Accounts payable	$ 14,500
Total liabilities	14,500
Members' equity	5,774,177
	$ 5,788,677

See notes to financial statement

M_2O PRIVATE FUND ADVISORS LLC

Notes to Financial Statement

NOTE A - ORGANIZATION AND BUSINESS

M_2O Private Fund Advisors LLC (the "Company") is a limited liability company and was formed under the laws of the State of New York on May 26, 2011. On April 16, 2012, the Company became a member of the Financial Industry Regulatory Authority ("FINRA") and, as such, is registered with the Securities and Exchange Commission (the "SEC").

As an introducing broker-dealer, the Company acts primarily as a broker selling limited partnership units and actively engages in the sale and marketing of private placements. The Company does not carry accounts for customers or perform any custodial functions related to any securities.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Basis of presentation:

This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[2] Income from Underwriting and Selling Groups:

All placement fee revenues are recorded as earned at the time of each fund closing date on which the Company is entitled to compensation, as long as all engagement terms have been satisfied and the amount due is not subject to any contingencies. Income from Underwriting and Selling Groups includes monthly and other advisory fees as earned. The Company does not treat reimbursable expenses incurred on behalf of clients as an expense, and, similarly, does not treat the reimbursement as revenue.

For the year ended December 31, 2015, revenue was earned from twelve customers.

[3] Accounts receivable:

The Company's largest asset is accounts receivable (approximately 76% of total assets) as of December 31, 2015. The major part of the outstanding receivables is due from three clients. In the normal course of its business and pursuant to its engagement agreements, the Company earns advisory and placement fee income which may be paid on an installment basis by its clients. The Company is also entitled to be reimbursed by its clients for certain travel and other expenses. The Company evaluates collectibility of accounts receivable based on the creditworthiness of each customer. An allowance for doubtful accounts is established, if necessary, based on the results of management's assessment of collectibility. At December 31, 2015, the fees receivable were considered by management to be collectible in full. Therefore, no allowance for doubtful accounts has been provided at December 31, 2015.

[4] Cash:

The Company's cash balance is held by one financial institution. The cash held may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[5] Fixed assets:

Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated lives of the assets. Fixed assets are depreciated on a straight-line basis as follows:

Furniture & fixtures	5 years
Leasehold improvements	Shorter of useful life or lease term
Office equipment	3 years

[6] Income taxes:

The Company has elected to be treated as a partnership for federal and state income tax purposes. As such, net profit or losses generated by the Company are included in the tax returns of the members. Accordingly, no provision for income taxes has been included in the accompanying financial statement. At present, the Company is only doing business in New York State. During the year ended December 31, 2015, the Company had no income from jurisdictions which would impose income tax on it.

There are currently no income tax returns under audit. Furthermore, the management of the Company is not aware of any tax positions which, more likely than not, will result in any material tax liabilities which should be recorded or disclosed in the accompanying financial statement. The Company has not recognized in this financial statement any interest or penalties related to income taxes and has no material unrecognized tax benefits.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

NOTE C - FIXED ASSETS

Components of fixed assets included in the statement of financial condition at December 31, 2015 were as follows:

Furniture and fixtures	$ 31,149
Leasehold improvements	22,149
Office equipment	2,710
Total cost	56,008
Less accumulated depreciation	(19,644)
Total cost less accumulated depreciation	$ 36,364

The Company's policy is to expense all furniture, fixture and other equipment expenditures of $1,000 or less. The Company capitalized $13,038 of furniture, fixture and other equipment in 2015. The Company also incurred leasehold improvements of $22,149 during the year, which will be amortized over the life of the lease.

NOTE D - REGULATORY REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 as regulated by FINRA. At December 31, 2015, the Company had net capital of $1,288,906, which exceeded the required net capital by $1,283,906.

NOTE E - COMMITMENTS

The Company leases office space under a non-cancellable operating lease, which expired in March 2015. In April 2015, the Company extended this lease through June 2015 and signed a new lease for new space in the same location effective July 2015. The new lease has a term of sixty three months and expires September 30, 2020. The Company has the option to cancel the lease after forty eight months subject to certain conditions.

Minimum lease commitments under this lease, including the optional cancellation period, as of December 31, 2015 are as follows:

Year Ending December 31,	Minimum Lease Commitments
2016	$ 74,141
2017	75,995
2018	77,895
2019	79,842
2020	61,126
	$ 368,999

NOTE F – EXEMPTION FROM RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

NOTE G - SUBSEQUENT EVENT

On January 14, 2016, the Company approved a distribution to its members in the aggregate of $530,000.

EisnerAmper
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
M_2O Private Fund Advisors LLC

We have audited the accompanying statement of financial condition of M_2O Private Fund Advisors LLC (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of M_2O Private Fund Advisors LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 22, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*******1521*********************MIXED AADC 220
068917 FINRA DEC
M20 PRIVATE FUND ADVISORS LLC
12 WATER ST STE 200
WHITE PLAINS NY 10601-1410

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Donal J. Orr
914-368-9795

2. A. General Assessment (item 2e from page 2) $ 17,976

B. Less payment made with SIPC-6 filed (**exclude interest**) (4,555)
7/15/15
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 13,421

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 13,421

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 13,421

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

M20 Private Fund Advisors LLC
(Name of Corporation, Partnership or other organization)

Donal J. Orr
(Authorized Signature)

Dated the 27 day of January, 2016.

Partner
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ ________ ________
Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,190,481
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 7,190,481
2e. General Assessment @ .0025	$ 17,976
	(to page 1, line 2.A.)

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

EISNERAMPER
ACCOUNTANTS & ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

To the Members of
M_2O Private Fund Advisors LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by M_2O Private Fund Advisors LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating M_2O Private Fund Advisors LLC's compliance with the applicable instructions of Form SIPC-7. M_2O Private Fund Advisors LLC's management is responsible for M_2O Private Fund Advisors LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and bank statements, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting $8,797 of interest income reported on form X-17A-5 that was not included in form SIPC-7;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

New York, New York
February 22, 2016

CONFIDENTIAL TREATMENT REQUESTED